ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No. 333-192464

March 12, 2014

PRICING TERM SHEET

ATLAS PIPELINE PARTNERS, L.P.

8.25% Class E Cumulative Redeemable Perpetual Preferred Units

(Liquidation Preference $25.00 per Unit)

Issuer:	Atlas Pipeline Partners, L.P. (the “issuer”).

Securities Offered:	Class E Cumulative Redeemable Perpetual Preferred Units (the “units”).

Number of Units:	4,400,000 units.

Number of Option Units:	660,000 units.

Public Offering Price:	$25.00 per unit; $110,000,000 total.

Underwriting Discounts:	$0.7875 per unit; $3,465,000 total.

Maturity Date:	Perpetual (unless redeemed by the issuer on or after March 17, 2019 or in connection with a Change of Control).

Ratings:	The Class E Cumulative Redeemable Perpetual Preferred Units will not be rated.

Trade Date:	March 12, 2014.

Settlement Date:	March 17, 2014 (T+3).

Liquidation Preference:	$25.00, plus accumulated and unpaid distributions.

Distribution Rate:	8.25% per annum of the $25.00 per unit liquidation preference (equivalent to $2.0625 per unit per annum).

Distribution Payment Dates:	January 15, April 15, July 15 and October 15 of each year, commencing on July 15, 2014.

Optional Redemption:	On or after March 17, 2019, the issuer may, at its option, redeem the Class E Cumulative Redeemable Perpetual Preferred Units, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared.

Change of Control Conversion Right Unit Cap:	1.65728

CUSIP/ISIN:	049392 301 / US0493923017

Joint Book-Running Managers:	Morgan Stanley & Co. LLC and UBS Securities LLC

Joint Lead Manager:	Stifel, Nicolaus & Company, Incorporated

Co-Manager:	MLV & Co. LLC

Listing:	The issuer intends to file an application to list the Class E Cumulative Redeemable Perpetual Preferred Units on the New York Stock Exchange under the symbol “APLPrE”. If the application is approved, trading of the Class E Cumulative Redeemable Perpetual Preferred Units on the New York Stock Exchange is expected to commence within 30 days after their original issue date.

ADDITIONAL INFORMATION:

All information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

Capitalization

In the As Adjusted column of the Capitalization table on page S-13 of the Preliminary Prospectus relating to the offering of the Class E Cumulative Redeemable Perpetual Preferred Units, Cash and cash equivalents is $4,914, Senior secured revolving credit facility is $45,765, Total debt is $1,601,075, Class E preferred limited partners’ interests is $106,235, Total partners’ capital is $2,306,880 and Total capitalization is $3,907,955 (all amounts in thousands).

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Class E Cumulative Redeemable Perpetual Preferred Units and is not soliciting an offer to buy the Class E Cumulative Redeemable Perpetual Preferred Units in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by emailing Morgan Stanley & Co. LLC at prospectus@morganstanley.com or calling UBS Securities LLC at (877) 827-6444, extension 561 3884.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.